99 Bishopsgate
London EC2M 3XF
United Kingdom
Tel: +44-20-7710-1000 Fax: +44-20-7374-4460
www.lw.com

LATHAM&WATKINS

Boston, Brussels, Chicago, Frankfurt, Hamburg, Hong Kong, London, Los Angeles, Milan, Moscow, New Jersey, New York, Northern Virginia, Orange County, Paris, San Diego, San Francisco, Silicon Valley, Singapore, Tokyo, Washington, D.C.

January 13, 2003

File No. 82-34652

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
USA

Ladies and Gentlemen,

De' Longhi S.p.A.-Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934- File No. 82-34652

On behalf of De' Longhi S.p.A. ("**De' Longhi**") and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

1. Press release dated December 20, 2002 announcing the approval by De' Longhi's board of directors of the code of conduct for internal dealing, as required by the Regulation of markets organized and managed by Borsa Italiana S.p.A. (in English);

2. Copy of De' Longhi's Code of Conduct for Internal Dealing, as approved by De' Longhi's board of directors at the meeting held on December 20, 2002 (in English);

Please feel free to call me if you have any questions at +44 207 710 1000. Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Sincerely yours,

Michael S. Immordino
of LATHAM & WATKINS

dw 1/29

Enclosure
cc: Caterina Del Turco
Arianna Maronese
of De' Longhi S.p.A.

Approval of Code of Conduct for Internal Dealing

At its meeting today the Board of Directors of **De' Longhi SpA** approved the company's code of conduct concerning internal dealing, as per the requirements of the Regulation of markets organised and managed by Borsa Italiana SpA.

The code of conduct – which will come into force on January 1st 2003 – reflects the quantitative thresholds and terms established by Borsa Italiana in the Regulation for identification and communication to the market of transactions executed by the so-called "important" or "relevant" persons concerning the listed financial instruments issued by the company and its subsidiaries.

More specifically, it envisages disclosure to the market of such transactions (a) for amounts equal to or exceeding € 50,000 within 10 stock-exchange dealing days after the end of each calendar quarter (the standard tracking period) or (b) immediately (and in any case within the first stock-market dealing day after receipt of notification) for transactions exceeding € 250,000.

The new code also envisages:

- Prohibition of execution by "important persons" of such transactions in the 30 days preceding meetings of the Board of Directors to approve annual and first-half interim reports, and also in the 15 days preceding Board meetings for approval of quarterly reports.
- Obligation to advise of exercising of stock options or of option rights.

De' Longhi SpA

Treviso, December 20th 2002

DE'LONGHI SpA

CODE OF CONDUCT
FOR
INTERNAL DEALING

Introduced pursuant to Article 2.6.3
of the Regulation of Markets Organised and Managed by Borsa Italiana SpA

Approved by the Board of Directors at the meeting held on December 20th 2002

INTRODUCTION

The present Code of Conduct has been created in compliance with the requirements concerning internal dealing contained in the "Regulation of Markets Organised an Managed by Borsa Italiana SpA" ("Regulation" for short) ([1]), as well as within the procedures of corporate governance adopted by the company De'Longhi SpA ("Company" for short) to assure proper internal management of confidential information and disclosure to the outside world of the same, as per the Self-Governance Code for listed companies.

The set of rules concerning internal dealing is designed to assure transparency for the market as regards transactions concerning listed financial instruments issued by the Company or by its subsidiaries, executed by the persons ("Important Persons") having access, by virtue of the office held in the Company or in its main subsidiaries, to information on *facts such as to cause significant changes in the profit, financial and capital prospects of the Company and of its group and capable, if made public, of significantly influencing the price of the related listed financial instruments*, offering investors an indicative signal as regards the Important Persons' perception of the Company's prospects.

In the aforesaid perspective, Article 2.6.3 of the Regulation envisages that all companies with listed shares introduce a Code of Conduct designed to govern, with **cogent efficacy**, obligations of information (and any limitations) concerning transactions of the aforesaid financial instruments executed by Important Persons, in relation to the Company's obligation, as established by Article 2.6.4 of the Regulation, to periodically, or immediately, disclose to the markets the transactions reported to the Company.

---

1 Text of the Regulation as it now stands following the amendments introduced by Borsa Italiana SpA with the shareholders' resolution passed on April 29th 2002, approved by CONSOB (the Italian listed corporate and stock-market surveillance commission) with its resolution no. 13655 dated July 9th 2002. The text is available c/o the Company and on the Internet site of Borsa Italiana SpA (www.borsaitaliana.it)

1. IMPORTANT PERSONS

1.1. For the purposes of the present Code of Conduct, Important Persons signify:

a) Directors (executive and non-executive), permanent statutory auditors, and directors general (general managers) of the Company

b) The heads of the Company's following operating areas and functions:
- Administration, Finance & Control
- Administration
- Finance
- Planning & Control
- Legal Affairs & Corporate Affairs
- Investor Relations Management

c) The managing directors of the main subsidiary companies, with the latter taken to mean companies that, according to the last approved annual report, have achieved sales of or exceeding € 150,000,000.00 (one-hundred and fifty million euro).

1.2. The Code Administrator, as per point 3 herein, will keep the list of names of Important Persons constantly up to date.

2. OBLIGATIONS OF CONDUCT AND INFORMATION

2.1. The Important Persons must advise the Company of transactions executed ([2]), under whatever right, concerning:

a) Listed financial instruments issued by the Company or by its subsidiaries, excluding non-convertible bonds
b) Financial instruments, even if not listed, that attribute the right to subscribe, purchase or sell the financial instruments indicated in the previous point
c) Derivatives, and also covered warrants, the underlying assets of which are the financial instruments indicated in letter a), even when exercise takes place via payment of a cash differential

(hereinafter "Transactions")

([2]) Transactions include those also executed on regulated foreign markets as per Articles 63 and 67 of Italian Legislative Decree 58/1998

2.2. For the purposes of the provisions made above:

2.2.1 Transactions INCLUDE those executed:

a) Directly by each Important Person
b) Indirectly by each Important Person, i.e. those executed by the latter's not legally separated spouse, by his/her under-age children or caused to be executed by interposed persons, trustee agents or controlled companies.

The obligation to report the Transactions executed by the subjects indicated sub b) is the responsibility of the Important Person and such Transactions are summed with Transactions executed directly by the Important Person for the purposes of calculation of amounts as per 4.1 herein.

2.2.2. Transactions EXCLUDE ([3]):

a) Securities lending transactions, in the case when the Important Persons or the other subjects indicated in 2.2.1 take on the role of lender, and the constitution of rights of pledge or usufruct
b) Transactions the amount of which, also cumulative, is less than the sum of € 50,000 per declarant
c) Transactions executed, also via interposed persons or trustee agents, between the Important Person and the subjects indicated sub 2.2.1 letter b), or between the subjects indicated sub 2.2.1 letter b
d) Transactions executed with a relationship of individual investment portfolio management, when the client expressly and irrevocably gives up the faculty of giving instructions (also solely in relation to the listed financial instruments issued by the Company or by its subsidiaries).

2.2.3. **Deeds of exercising of stock options or by rights of option** (with the latter relating to capital increases) executed by Important Persons ARE SUBJECT to the reporting obligations envisaged by the present Code of Conduct.

3. CODE ADMINISTRATOR

3.1. The person made responsible ("Code Administrator") ("Code Administrator") for the receipt, management, and disclosure to the market of information concerning Transactions is the head of the Legal Department (substitute = head of Corporate Affairs Department), who will avail him/herself of the assistance of the organisational facilities reporting to him/her.
The Code Administrators, his/her staff and the substitute are under obligation to maintain the utmost confidentiality concerning the notifications received pursuant to point 4, until their market disclosure.

3.2. The tasks of the Code Administrator are to:

([3]) Inasmuch as they are "non-transactions", free allocations, legacies, and liberalities do not have to be calculated.

e) Keep the list of Important Persons up to date
f) Ascertain that all Important Persons are given information on the contents of this Code of Conduct
g) Provide assistance to Important Persons so that Transactions are reported to the Company as fast as possible and in the ways established by the Company
h) Take receipt of notifications of operations and disclose them to the market in the terms established herein
i) Arrange for preservation of notifications of Transactions received and of those disclosed to the market
j) Keep the Company's Board of Directors informed of notifications received and of market disclosures.

4. TIMING, CONTENT, AND METHOD OF SUBMITTAL TO COMPANY OF INFORMATION REQUESTED

4.1. Each Important Person is under obligation to notify the Company:

a) **Within the fourth (4th) market dealing day following the end of each calendar quarter** (tracking period), of the transactions executed in each calendar quarter, the entity of which, also cumulative, **is equal to or higher than € 50,000** (up to € 250,000)

b) Without delay and in any case within the **second (2nd) market dealing day following the date of execution of the Transaction** ([4]) causing the limit to be exceeded, and transactions the entity of which, also when summed with that of other Transactions executed in the calendar quarter concerned and not yet reported, **exceeds € 250,000** (Significant Transactions).

For the purposes of calculation of the amount of Transactions:
- Transactions also concerning different financial instructions and of any "sign" (purchases/sales) are taken into cumulative account
- In the case of derivatives, covered warrants or warrants, the notional total value is calculated as being the product of the number of shares controlled by the instrument and the official price of the underlying assets on the day of conclusion of the Transactions.

4.1.1. The end of the calendar quarter, regardless of submittal or otherwise of the quarterly notification, causes the calculation threshold to be set back to zero.
Submittal of notification concerning a Significant Transaction causes the calculation threshold to be set back to zero in the Tracking Period for the purposes of further notifications (quarterly or concerning Significant Transactions) in the aforementioned period.

([4]) Take into account the date of confirmation, even if verbal, of execution of the transaction (not taking into account any subsequent settlement date).

Non-executions of Transactions, or non-achievement of the reporting threshold do not require submittal of notifications to this effect to the Company at the end of the Tracking Period.

4.2. Notifications must be submitted using a filing model like the one prepared by Borsa Italiana SpA for the filing of information in its Regulation Instructions.

4.3. The reports must be submitted to the Company using one of the following methods:

a) Hand delivery to the Code Administrator, who will issue a receipt, at the Company's Legal Department
b) Fax transmission
c) Transmission via e-mail.

In the case of transmission using the methods b) and c), the Important Person will telephone beforehand to advise of transmission of notification.
The Code Administrator is available to provide assistance to the Important Persons in complying with the obligations of information herein.
For technical details concerning the methods of submittal, reference should be made to the addresses indicated in Attachment A.

5. COMMUNICATIONS BY THE PARENT COMPANY

The relevant rule is not applicable to the Company since the parent company is a legal entity.

6. MARKET DISCLOSURES

For each declarant, on the basis of the notifications received, the Company discloses to the market:

a) Transactions of an amount, even if cumulative, equal to or higher than € 50,000 (up to € 250,000), within the tenth (10th) market dealing day following the end of each calendar quarter
b) Transactions of an amount, even if cumulative, equal to or higher than € 250,000, without delay and in any case within the first (1st) market dealing day following the date of receipt of notifications.

Market disclosure will take place by means of issue of a press release by the Code Administrator, according to the methods established in the Regulation.

7. PROHIBITIONS AND LIMITATIONS FOR THE EXECUTION OF TRANSACTIONS

Important Persons are prohibited from executing transactions in the following periods:

a) In the 30 (thirty) days preceding meetings of the Board of Directors to approve annual and first-half interim reports
b) In the 15 (fifteen) days preceding meetings of the Board of Directors to approve quarterly reports.

8. DISCIPLINARY MEASURES

The rules of the present Code of Conduct are **binding** in nature for the Important Persons and constitute an integral part of the latter's duties and responsibilities deriving from the relationships created by such persons with the Company.

In the case of non-compliance with the obligations of conduct and information envisaged in the present Code of Conduct, the measures of disciplinary nature for Important Persons will be established on a case-by-case basis, depending on the gravity of the infringement, via a resolution passed by the Company's Board of Directors and with an opinion from the Company's Statutory Auditors' Committee.

Non-compliance of the obligations placed on Important Persons in any cases leads to the consequences and liabilities envisaged by the regulations applicable to the relationship, including liability to the Company for damage, also to image, suffered by the same due to such non-compliance.

More specifically, for Company employees the sanctions envisaged by law and the current national collective labour contract will be applied, whilst for non-employees the Company reserves the faculty of discontinuing, also without notice, the relevant relationship. For directors and statutory auditors, the breach perpetrated can be disclosed to the market.

9. HANDLING OF PERSONAL DATA

The personal data collected in relation to the requirements of the present Code of Conduct will be handled and disclosed, mainly in a computerised manner, for the sole purpose of complying with the rules of conduct established by Borsa Italiana SpA in its Regulation, without any need for the consent of the person concerned, as per Articles 12, letters a) and b) and 20, paragraph 1, letters a/2) and c) of Law 675/1995 (Privacy Law).

The Company is the entity legally responsible for handling such personal data. In order to check his/her own data and cause them to be supplemented, updated and/or to exercise the rights established in Article 13 of Law 675/1995, the person concerned can contact the head of the Legal Department or his/her substitute, the head of the Legal Entity Affairs Department (the Code Administrator).

10. COMING INTO FORCE, AMENDMENTS AND ADDITIONS

The above rules come into force effective January 1st 2003. News to this effect will be given to the market using the methods established by Borsa Italiana SpA.

The Board of Directors can update and supplement the present rules, taking into account the practical experience of application and market practises that will be built up in this area.

Attachment A: addresses and telephone numbers.

Attachment A
to Code of Conduct for Internal Dealing

ADDRESSES AND TELEPHONE NUMBERS

The notifications indicated in point 4 of the Code of Conduct must be sent to the Company using one of the following methods:

a) Hand delivery to the Code Administrator at the Company's Legal Department in Via Lodovico Seitz 47, Treviso
b) Fax transmission to the number 0422 413394
c) E-mail transmission to the address: caterina.delturco@delonghi.it

The Code Administrator is available to provide assistance to the Important Persons for compliance with the obligations of information as per the Code of Company, at the Company's registered offices and at the following telephone number: 0422 413280

Any changes to the present addresses and telephone numbers will be promptly notified (via hand delivery or via recorded delivery/receipt letter) to each Important Person.